SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/

GAFISA S.A.

CNPJ/ME nº 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO SHAREHOLDERS

RATIFICATION OF THE CAPITAL INCREASE

Gafisa S.A. (B3: GFSA3; OTC: GFASY) (“Company”), in continuity with the information disclosed in the Notices to Shareholders of August 15, 2019 and September 26, 2019, informs its shareholders and the market in general that the Board of Directors of the Company, on the present date, has ratified the private capital increase of the Company, within the limits of the authorized capital, as deliberated in the Board of Directors’ meeting of August 15, 2019, (“Capital Increase”).

As of the Capital Increase, forty-eight million, nine hundred and sixty-eight thousand, one hundred and twenty-four (48,968,124) non-par, registered, book-entry, common shares were subscribed, resulting in a capital stock increase totaling two hundred seventy-two million, six hundred ninety-five thousand eight hundred ninety-five reais and seventy-six centavos (R$ 272,695,895.76), corresponding to the total amount of common shares available for subscription in the Capital Increase. The new shares were subscribed in the following terms: (i) thirty-seven million eighty-three thousand seven hundred seventy-one (37,083,771) common shares subscribed and fully paid by the shareholders that exercised their preemptive right at the issue price of five reais and fifty-eight centavos (R$5.58) per share, totaling the amount of two hundred and six million nine hundred and twenty-seven thousand four hundred and forty-two reais and eighteen centavos (R$ 206,927,442.18); and (ii) eight million four hundred seventy thousand three hundred seventy-seven (8,470,377) common shares subscribed and fully paid by the shareholders that exercised the right to acquire unsold shares at the issue price of five reais and fifty-eight cents (R$5.58) per share, totaling forty-seven million, two hundred and sixty-four thousand, seven hundred and three reais and sixty-six cents (R$ 47,264,703.66) and three million, four hundred and thirteen thousand, nine hundred and seventy-six (3,413,976) common shares, subscribed and fully paid by the shareholders that exercised the right to acquire unsold shares at the issue price of five reais and forty-two cents (R$5.42) per share, totaling eighteen million, five hundred and three thousand, seven hundred and forty-nine reais and ninety-two cents (R$ 18,503,749.92);

As a result, the capital stock of the Company has increased from the current two billion, six hundred and fifty three million, five hundred and eighty-four thousand, four hundred and twenty-two reais and thirty eight centavos (R$2,653,584,422.38), divided in seventy-one million, thirty-one thousand and eight hundred, seventy-six (71,031,876) non-par, registered, book-entry, common shares; to two billion nine hundred and twenty six million, two hundred thousand eighty, three hundred eighteen reais and forty centavos (R$2,926,280,318.14), divided one hundred and twenty million (120,000,000) non-par, registered, book-entry, common shares.

The new shares emitted as of the Capital Increase are identical to the currently existing shares and will have the right to fully receive dividends, and/or interest on equity, as well as any other economic right declared by the Company from this date, equally as the already existing shares.

Additional information on the Capital Increase can be obtained on the website of CVM (www.cvm.gov.br), B3 (www.b3.com.br) or at the Company’s Investor Relations Department (http://www.http://ri.gafisa.com.br/), via e-mail ri@gafisa.com.br

São Paulo, October 23, 2019

André Luis Ackermann

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 23, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer